February 28, 2007

David H. Gransee
Vice President and Chief Financial Officer
Veri-Tek International, Corp.
50120 Pontiac Trail
Wixom, Michigan 48393

> **Re:** **Veri-Tek International, Corp.**
> **Amendment No. 1 Registration Statement on Form S-3 and**
> **Documents Incorporated by Reference Therein**
> **Filed February 1, 2007**
> **File No. 333-139576**

Dear Mr. Gransee:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 1 to Form S-3 Filed on February 15, 2007

Incorporation of Certain Documents by Reference, page 16

1.   Please revise this section to include updated financial statements and related disclosures in your filing to comply with Rule 3-12 of Regulation S-X.

David H. Gransee
Veri-Tek International, Corp.
February 28, 2007
Page 2

Exhibit 23.1 and 23.2

2.   Please provide a currently dated and signed consent of your independent
        accountants with the filing of your next amendment.

Form 10-K for the Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 30

General

3.   Please amend your 2005 Form 10-K and your September 30, 2006 Form 10-Q to
        incorporate your responses to prior comments 4, 6-7, 9-13, and 15-22 contained in
        your response dated February 15, 2007. We may have further comments once
        you have amended these filings.

4.   Please refer to prior comment 5. We note from your response that the proposed
        independent auditors' report references the financial statements "for each of the
        two years and two month period in the period ended December 31, 2005." It is
        unclear from the independent auditors' report that your independent auditors are
        referencing the financial statements "for each of the two years then ended
        December 31, 2005 and the two-month period ended December 31, 2003." Please
        revise or advise.

5.   Further to the above, we note from your response that your proposed independent
        auditors' report related to fiscal 2003 references the financial position as of
        October 31, 2003 even though this information is not included within the financial
        statements and does not appropriately reference the statement of stockholder's
        equity (deficit) for the ten-month period ended October 31, 2003. Please revise or
        advise.

Statement of Operations, page 33

6.   Please refer to prior comment 8. We note that from your response that you
        believe that these circumstances are "unusual" related to the unrealized losses and
        that you believe the unrealized loss is "analogous to bad debt and [you have]
        included the loss in general and administrative expense." Paragraph 88 of
        SOP 81-1 states that the "provision should be included in contract costs unless the
        provision is material in amount or unusual or infrequent in nature and need not be
        shown separately in the income statement. If it is shown separately, it should be
        shown as a component of the cost included in the computation of gross profit."

        • Please tell us in detail how this paragraph provides guidance that indicates the
          amount should be included in general and administrative expense.

- Describe clearly the circumstances resulting in your recording a provision for anticipated losses on contract.

- Describe the acceptance rights of the customer under the contract and its reasons for delaying delivery of the equipment.

- Outline the actions undertaken by the company as a result.

- Explain clearly why you believe the provision you recorded is analogous to a provision for bad debt.

- Clearly explain why that analogy would lead to the conclusion that the provision should be presented as general and administrative expense and not cost of sales.

- Tell us and revise the disclosure in Note P to the financial statements to disclose how you determined the amount of the loss to recognize within your statement of operations.

Notes to the Financial Statements, 36

Note H. Income Taxes, page 42

7.   Please refer to prior comment 14 and address the following comments:

- Tell us and revise your filings to explain why your pre-tax income for 1999-2003 is relevant to your analysis of whether you should record a valuation allowance against your deferred tax assets since these results relate to your predecessor business. Refer to the guidance in paragraph 20 of SFAS 109.

- It appears from your response that you are discounting the significant pre-tax losses incurred in 2004 and 2005 due to the fact that these losses include "non-recurring charges" such as interest, costs in excess of billings and research and development expenses. As we note that the charges are reasonably likely to occur again in future periods, please explain to us why you believe it is appropriate to eliminate such charges from your consideration of whether the deferred tax asset will be realizable.

- You state that "you expect to return to profitability in the near future when your new products and services are generating substantial additional revenues." However, it appears that you are basing this on an expectation of increased revenues and the anticipated acquisition of profitable businesses. In light of the fact that both of these elements involve significant risks and uncertainties, please explain to us in greater detail why you believe this expectation provides sufficient basis for your conclusion that a valuation allowance is not needed.

- • Paragraph 23 of SFAS 109 states that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years." As such, please provide to us a more thorough analysis that includes all positive evidence you considered related to the realization of the *entire* deferred tax asset. Refer to the guidance in paragraphs 20-25 of SFAS 109.

Form 8-K Filed on July 10, 2006 as Amended on September 19, 2006

General

8.   Please amend this filing to incorporate your responses to comments 23, 24, 25, 28, and 29 contained in your correspondence dated February 15, 2007. We may have further comments after review of your amended filing.

9.   Please refer to prior comment 26. Income (loss) from continuing operations should include consideration of income taxes relating to continuing operations. As such, please revise your pro forma consolidated statement of income for the year ended December 31, 2005 and the six-month period end June 30, 2006 to include income taxes in the pro forma consolidated statement of income.

* * * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with your responses and any amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and any amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

David H. Gransee
Veri-Tek International, Corp.
February 28, 2007
Page 5

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax):   Patrick Daugherty, Esq.
                Carolyn Long, Esq.